

Mail Stop 4628

October 19, 2016

Via E-Mail
Maria T. Shields
Chief Financial Officer
ANSYS, Inc.
2600 ANYSY Drive
Cansonsburg, PA 15317

> **Re:** **ANSYS, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 0-20853**

Dear Ms. Shields:

We refer you to our comment letter dated September 30, 2016 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director